Filed by Seagate Technology

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Maxtor Corporation

Commission File No.: 001-16447

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Seagate and Maxtor as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond Seagate’s or Maxtor’s control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for disc drives; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current disc drive products; and the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on October 28, 2005, and Maxtor’s Annual Report on Form 10-K/A for fiscal year 2004 and Quarterly Report on Form 10-Q for the third quarter ended October 1, 2005 as filed with the SEC. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving Seagate and Maxtor. In connection with the proposed transaction, Seagate plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Seagate and Maxtor plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement / Prospectus will be mailed to stockholders of Seagate and Maxtor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Seagate and Maxtor through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Seagate by directing a request to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, Attention: Investor Relations (telephone: (831) 439-5337) or going to Seagate’s corporate website at www.Seagate.com, or from Maxtor by directing a request to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, Attention: VP of Investor Relations (telephone: 408-894-5000) or going to Maxtor’s corporate website at www.Maxtor.com.

Seagate and Maxtor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Seagate’s directors and executive officers is contained in Seagate’s Annual Report on Form 10-K for the fiscal year ended July 1, 2005 and its proxy statement dated October 7, 2005, which are filed with the SEC. Information regarding Maxtor’s directors and executive officers is contained in Maxtor’s Annual Report on Form 10-K/A for the fiscal year ended December 25, 2004 and its proxy statement dated April 11, 2005, supplemental proxy statement dated May 10, 2005 and Current Report on Form 8-K dated August 24, 2005, which are filed with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below is a letter sent from Brian Dexheimer, Seagate’s Executive Vice President Worldwide Sales, Marketing and Customer Service, to Seagate customers.

Dear Valued Customer,

We’re pleased to share with you some exciting news. As the enclosed press release outlines, today we announced that Seagate intends to acquire Maxtor.

We’d like to take a moment to address what the acquisition means for you. At Seagate, we believe our customers are one of our most vital assets. During ongoing discussions with you, we’ve heard that product innovation, reliability, service and competitive pricing are all important—and we always endeavor to satisfy those needs. Given the current storage climate and our resources, we believe the acquisition of Maxtor will provide enhanced operating scale and key resources to drive product innovation, maximize manufacturing efficiency, and realize significant cost synergies. Leveraging increased scale with Seagate’s product platform strategy, the combined company will be well-positioned to deliver a more compelling and diverse set of products quickly and at more competitive prices to meet your future needs.

While the combining of two companies is an exciting time of growth and progress, it can also be a time of uncertainty. To that end, I would like to alleviate any concerns you might have regarding what effect this acquisition might have on our relationship with you. In the near term, you will see no change at all. The transaction is not expected to close until the second half of calendar 2006 and we will continue to operate on a business as usual basis in the interim. Even over the longer term, we don’t anticipate any changes to Seagate sales or customer service staff, and the combined company will retain the Seagate name and its executive offices will remain in Scotts Valley, California. Any transitions we do undertake over time will be transparent to you. Most importantly, our commitment to customer service and satisfaction will remain our number one priority.

We are confident that when the acquisition is closed, the combination of the resources of Seagate and Maxtor will be smooth and will provide you with the outstanding sales, service and high quality solutions you have come to expect from us. Should you have any questions, please feel free to contact your Seagate representative or visit our web site, www.seagate.com, for more information about the acquisition. Thank you for your continued support.

Regards,

Brian Dexheimer

Executive Vice President

Worldwide Sales, Marketing

and Customer Service